UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 26, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CorVel Corporation

File No. 000-19291 - CF#35235

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CorVel Corporation submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Forms 10-K, 10-Q and 8-K filed from June 12, 2009 to June 10, 2016, as modified in certain cases by the same contract refiled with fewer redactions as Exhibits to Forms 10-K filed on June 10, 2016 and June 9, 2017.

Based on representations by CorVel Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.33	10-K	June 9, 2017	through June 14, 2018
10.34	10-K	June 9, 2017	through June 14, 2018
10.37	10-K	June 9, 2017	through June 14, 2018
10.38	10-K	June 9, 2017	through June 14, 2018
10.39	10-K	June 9, 2017	through June 14, 2018
10.1	10-Q	February 5, 2015	through June 14, 2018
10.2	10-Q	February 5, 2015	through June 14, 2018
10.35	10-K	June 11, 2015	through June 14, 2018
10.36	10-K	June 11, 2015	through June 14, 2018
10.33	10-K	June 10, 2016	through June 14, 2018
10.34	10-K	June 10, 2016	through June 14, 2018
10.1	8-K	November 12, 2015	through June 14, 2018
10.2	8-K	November 12, 2015	through June 14, 2018
10.3	8-K	November 12, 2015	through June 14, 2018
10.25	10-K	June 12, 2009	through June 14, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary